**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 11, 2009**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

National Beef Packing Company, LLC

File No. 333-111407 - CF#22924

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   National Beef Packing Company, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-K filed on November 24, 2008.

   Based on representations by **National Beef Packing Company, LLC** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 10.16   through January 31, 2012

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

             Rolaine S. Bancroft
             Special Counsel